UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number: 1-1927

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)

1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) for the fiscal year ended December 31, 2003, together with the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

     EXHIBIT 23. Consent of Independent Registered Public Accounting Firm. Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 333-123759 on Form S-8.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.,

Plan Administrator of THE GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

Dated: April 20, 2005
	By:	/s/ James Galoppo
James Galoppo, Vice Chairman & President

ANNEX A
TO
FORM 11-K

Goodyear Dunlop Tires
North America, Ltd.

Employee Savings Plan for Bargaining
Unit Employees
Financial Statements
December 31, 2003

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Index to Financial Statements
December 31, 2003

EX-23 Consent of PriceWaterhouseCoopers LLP

* Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held At End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Buffalo, New York
September 1, 2004

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Statement of Net Assets Available for Benefits

December 31, 2003

Assets
Investments, at fair value (Note 6)	$62,407,133
Accrued interest and dividends	44,643
Participant contributions receivable	11,787

Net assets available for benefits	$62,463,563

The accompanying notes are an integral part of these financial statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

For The Year January 1, 2003 Through December 31, 2003

Additions
Interest and dividend income	$816,242
Contributions -
Participant	5,146,693
Employer	596,072
Net appreciation in fair value of investments	8,431,474
Transfer in to Plan (Note 1)	50,484,335

Total additions	65,474,816

Deductions
Payments to participants	2,973,081
Administrative expenses	38,172

Total deductions	3,011,253

Net increase	62,463,563

Net assets available for benefits - beginning of year	—

Net assets available for benefits - end of Plan year	$62,463,563

The accompanying notes are an integral part of these financial statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2003

1.	Description of Plan

The following brief description of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees is provided for general information. For more complete information, participants should refer to the text of the Plan.

a.	General

Effective January 1, 2003, the Buffalo Hourly Employees’ 401(k) Retirement Savings Plan and the Huntsville Hourly Employees’ 401(k) Retirement Savings Plan (the Prior Plans) were merged into the Goodyear Dunlop Tires North America, Ltd. Employees Savings Plan for Bargaining Unit Employees (the Plan), subject to the provisions of ERISA. Thus, all of the assets in the Prior Plans ($50,484,335 in total) were transferred out of the Prior Plans at end of day on December 31, 2002. The assets were received by the Plan on January 3, 2003 with the intention being to continue to offer a savings plan to the hourly employees of Goodyear Dunlop Tires North America, Ltd. (the Company).

The Plan is a defined contribution plan covering substantially all hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are maintained by The Northern Trust Company (the trustee).

Although it has not expressed any interest to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, or upon complete discontinuance of contributions, all affected participants shall accrue non-forfeitable benefits to the effective date of such election.

b.	Participation

An employee must be part of the bargaining unit represented by the United Steel Workers of America, AFL-CIO-CIC, Local 915 at Huntsville, Alabama (the “915 Union”) or Local 135 at Buffalo, New York and have at least 90 days of service to participate in the Plan.

Effective December 8, 2003, a majority of the members of the 915 Union were terminated due to the closing of the Huntsville plant. As per agreements reached as part of the 2003 negotiations, the Company and the 915 Union agreed to continue participation of terminated 915 Union employees (“915 Employees”), provided they were a 915 Union member as of the termination date and they have a vested balance greater than $5,000. Vested balances that do not exceed $5,000 shall be paid to the 915 Employees in lump sum.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

c.	Contributions

Effective January 1, 2003, participants are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 50% of their compensation, as defined in the Plan agreement.

Beginning January 1, 2003, the Plan allowed for Employer Matching Contributions at a rate of 50% up to 6% of the Employee Contribution deferral. Effective April 20, 2003, these Employer Matching Contributions were suspended; on the same date, any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

In any Plan year, the participant’s tax deferred contributions may not exceed the Internal Revenue Service’s maximum deferral contribution amount, which was $12,000 for 2003.

d.	Participant accounts

Each participant’s account is credited with their contributions and earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the balance in their account.

e.	Benefits

The value of a participant’s account can be distributed upon termination of employment, retirement, death, or total and permanent disability.

f.	Vesting

Participants are vested in the value of Employer Matching contributions and earnings upon three years continuous service, and are immediately vested in the value of their contributions and earnings thereon. Service prior to the January 1, 2003 effective date of the Plan is taken into account.

g.	Investment options

Upon enrollment in the Plan, a participant may direct their contributions to any of the following investment options:

Stable Value Fund

Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time. The Invesco Retirement Trust Stable Value Fund is the current investment related to this fund.

Conservative Asset Allocation Fund

Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund.

Moderate Asset Allocation Fund

Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund.

Aggressive Asset Allocation Fund

Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund.

S&P 500 Index Stock Equity Fund

Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor’s Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

International Stock Equity Fund

Employee contributions are invested in a mutual fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. The Templeton Foreign Fund is the current investment related to this fund.

Small Capitalization Stock Equity Fund

Employee contributions are invested in a mutual fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund II is the current investment related to this fund.

Large Capitalization Stock Equity Fund

Employee contributions are invested in a mutual fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The American Century Investor’s Income Ultra Fund is the current investment related to this fund.

Loan Investment Fund

Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Participant Loans are the current investments related to this fund.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

Goodyear Stock Fund

Employer and employee contributions are invested in The Goodyear Tire and Rubber Company (Goodyear) common stock except for short-term investments needed for Plan operations. During 2003, the price per share of Goodyear common stock ranged from $8.10 to $3.57. The closing price per share of Goodyear common stock on The New York Stock Exchange was $7.86 at December 31, 2003. The common stock of Goodyear and the Short-Term Investments Fund are the current investments related to this fund.

Self-Directed Account

Employee contributions are invested in the mutual fund(s) of the participant’s choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

h.	Participant loans receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loans are granted for twelve to sixty month periods and only two loans may be outstanding per participant at any time. The loans are secured by a lien on one-half of the participants’ account balance and bear interest at prime plus 1%. Principal and interest are repaid through payroll deduction. Administrative expenses are paid out of the participant’s account balance.

i.	Hardship withdrawals

Participants who suffer a financial hardship, as defined in the Plan agreement, may request a distribution from the value attributable to their account, exclusive of income. The Retirement Savings Committee determines whether the withdrawal request meets the hardship definition of the Internal Revenue Code and limits the amount of the withdrawal to that required to meet the immediate financial need created by the hardship. Participants are required to file a loan application prior to the request for a hardship withdrawal.

j.	Plan administration

The Plan is administered by the Retirement Savings Committee, which is appointed by the Employee Benefits Committee of the Company. Administrative expenses, other than loan fees, are borne by the Company. All expenses of the investment funds are paid by the Plan.

2.	Accounting Policies

a.	Basis of accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

b.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition

The Plan’s investments are stated at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. All other plan investments are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

Employer and employee contributions are recognized in Plan assets on the accrual basis of accounting.

Dividend income is recorded on the ex-dividend date.

Interest income is recorded as earned.

Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

d.	Payment of benefits

Benefits are recorded when paid. In accordance with guidance from the American Institute of Certified Public Accountants, the financial statements do not include distributions payable to participants.

e.	Participant loans

Participant loans and related repayments are treated as a transfer to (from) the investment fund from (to) the participant loans fund.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

f.	Concentration of Credit Risk

The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Plan Benefits.

3.	Related Party Transactions

The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

The Goodyear Stock Fund is designed primarily for investment in common stock of Goodyear. As of December 31, 2003, the Plan’s interest in the Goodyear Stock Fund is as follows:

	Number of	Fair
	shares	value

The Goodyear Tire and Rubber Company Common Stock	$209,124	$1,643,715

4.	Income Taxes

The Internal Revenue Service has not yet informed the Company as to whether the Plan is designed in accordance with the applicable sections of the Internal Revenue Code and exempt from federal or state income taxes, as requested by the Company on March 1, 2004. Based upon legal consultation received, management believes that the plan documentation included with the request for a favorable determination meets the qualification requirements, and is not aware of any reason why the IRS will not issue a favorable determination letter.

5.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2003 to the Form 5500 (dollars in thousands):

Net assets available for Plan benefits per the financial statements	$62,463

Amounts allocated to withdrawing participants	(293)

Net assets available for Plan benefits per the Form 5500	$62,170

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2003 to the Form 5500 (dollars in thousands):

Benefits paid per the financial statements	$2,973

Add: Amounts allocated to withdrawing participants at December 31, 2003	293

Less: Amounts allocated to withdrawing participants at December 31, 2002	—

Benefits paid per the Form 5500	$3,266

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

6.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2003:

American Century Investor’s Income Ultra Fund 695,084 shares	$18,523,999
Invesco Retirement Trust Stable Value Fund 13,121,966 shares	13,121,966
Collective Daily Stock Index Fund 3,069 shares	8,740,947

Charles Schwab Self Directed Account	6,421,783
State Street Moderate Asset Allocation Fund 329,065 shares	6,334,834

Participant loans	3,553,129

Total of investments representing 5 percent or more of the Plan’s net assets	56,696,658

Franklin Strategic Series Small Cap Fund II 207,047 shares	2,207,120
The Goodyear Tire and Rubber Company Common Stock 209,124 shares	1,643,715
Templeton Foreign Fund 84,028 shares	894,061

Short-Term Investments Fund	397,602
State Street Income and Growth Fund 17,292 shares	304,178
State Street Life Solutions Aggressive Fund 13,070 shares	263,799

Total of investments each representing less than 5 percent of the Plan’s net assets	5,710,475

Total investments	$62,407,133

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2003

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

State Street Income and Growth Fund	$21,233
State Street Moderate Asset Allocation Fund	1,002,361
State Street Life Solutions Aggressive Fund	50,199
Collective Daily Stock Index Fund	1,708,346
Templeton Foreign Fund	177,930
Franklin Strategic Series Small Cap Fund II	539,866
American Century Investor’s Income Ultra Fund	3,433,610
The Goodyear Tire and Rubber Company Common Stock	588,509
Charles Schwab Self Directed Account	909,420

$8,431,474

7.	Unregistered Sale of Goodyear Common Stock

The Plan has offered Goodyear Tire & Rubber Company common stock to participants as an investment option effective January 1, 2003. The stock was required to be registered with the Securities and Exchange Commission prior to offering to participants. On April 1, 2005, the Company filed a Form S-8 to register 2,000,000 shares to be offered under the Plan. The Plan sponsor is subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock under applicable securities laws during the one year following the date of acquisition of the shares, the statute of limitations period that the Plan sponsor believes may apply to claims for rescission under applicable federal laws. The prospectus mailed to participants included disclosure of this matter. As of April 1, 2005, there were 217,568 shares of Goodyear Tire & Rubber Company common stock held by the Plan which may be subject to such rescissory rights.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2003

Total that Constitute
Nonexempt Prohibited Transactions
Participant			Contributions	Total Fully
Contributions		Contributions	Pending	Corrected Under
Transferred Late	Contributions	Corrected	Correction	VFCP and PTE
to Plan	Not Corrected	Outside VFCP	in VFCP	2002-51
$11,165	$—	$11,165	$—	$—

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer and	Unit of	Fair
description of investments	investment	value
American Century Investor’s Income Ultra Fund	695,084	$18,523,999
Invesco Retirement Trust Stable Value Fund	13,121,966	13,121,966
Collective Daily Stock Index Fund *	3,069	8,740,947
Charles Schwab Self Directed Account	—	6,421,783
State Street Moderate Asset Allocation Fund	329,065	6,334,834
Franklin Strategic Series Small Cap Fund II	207,047	2,207,120
The Goodyear Tire and Rubber Company Common Stock *	209,124	1,643,715
Templeton Foreign Fund	84,028	894,061
Short-Term Investments Fund	—	397,602
State Street Income and Growth Fund	17,292	304,178
State Street Life Solutions Aggressive Fund	13,070	263,799
Participant Loans (interest rates are fixed at prime plus 1% and currently range from 5% to 10.5%) *	—	3,553,129

*	indicates parties-in-interest to the Plan